NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SPRING 2004

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 29, 2004. Comparative financial results for the third quarter and nine months periods are as follows:

THIRD QUARTER	F/Y 03-04	F/Y 02-03
SALES	$3,372,094	$4,049,385
NET EARNINGS	$55,862	$135,411
EARNINGS PER SHARE	2¢	5¢

NINE MONTHS	F/Y 03-04	F/Y 02-03
SALES	$9,715,617	$11,111,699
NET EARNINGS	($262,712)	$722,905
EARNINGS PER SHARE	(9¢)	25¢

SHARES OUTSTANDING	2,973,603	2,900,876

Taylor Devices' firm order backlog is $6.3 million. The Company continues to be negatively affected by a depressed economy in the construction markets for seismic protection products. This is particularly true in California, the largest traditional outlet for seismic dampers in the USA. Sales volume of our seismic dampers remain at low levels, and the Company is presently controlling costs while waiting for the economy to improve. These cost reduction efforts are reflected in a return to profitability in the third quarter. Aerospace and military sales have remained steady during the period. Export sales have remained constant and will hopefully improve as a result of a recent shift in the relative value of the U.S. dollar that is favorable for exports.

ITEM: NEW ORDERS, SEISMIC

Two Towers Project - Mexico City, Mexico

The success of the Torre Mayor Tower in Mexico City has generated intense interest in Taylor Devices' Seismic Dampers for use in new construction in Mexico. This interest was reinforced when Torre Mayor withstood major earthquakes in 2003 with zero damage. This successful record has led to the Company receiving an order for dampers for two side-by-side office towers, both are 37 floors high, located in downtown Mexico City. The two buildings will utilize a total of 88 Taylor Seismic Dampers each rated for output forces up to 150 tons. When completed, the Two Towers Project will feature luxury apartments with only four units per floor, proximate the metro shopping area.

Located on a prominent hillside, on Bosque de las Lomas near Santa Fe, the towers use large foundations to properly support the buildings in the soft soil typical of the Mexico City region. Each tower has underground parking. The building frames use damper arrangements reminiscent of those used on our previous Torre Mayor Project. Mega brace attachments will be installed on each damper at the job site making the dampers long enough to fully span three floors of the building. This technique maximizes the available interior living space, plus provides a visually pleasing geometric damper pattern when viewed from a distance. The two towers provide a total of 653,000 square feet of floor space.

Forum Building - Sacramento, California

This 14 floor steel frame and masonry office building will be given a seismic retrofit adding Taylor Seismic Dampers to provide upgraded earthquake protection. A total of sixteen dampers will be used, each rated for up to 100 tons of force. This effort is a result of the building undergoing a complete interior removal and restoration. Located in downtown Sacramento, the Forum Building is largely occupied by Government related or affiliated organizations desiring a physical presence in the California State Capitol. The Forum is an 88 year old, 117,000 square foot historic structure in Sacramento. The original construction was done by Cameron Boothroyd, considered one of the pioneers of urban development in this region.

ITEM: NEW ORDERS, AEROSPACE / DEFENSE

Evolved Expendable Launch Vehicle (EELV)

In 1999, Taylor Devices was funded to provide wind dampers and launch control dampers for this new series of unmanned space launch vehicles. We recently received an order for a second launch pad set of the EELV dampers for new launch facilities being constructed at the Vandenberg Air Force Base in California. The new launch site will augment the current EELV launch pad complex at Cape Canaveral, Florida.

The EELV, first launched in 2002, has a primary mission of providing supplies to the International Space Station. The EELV has additional capability as a satellite launch vehicle. Taylor Dampers for this program use electronic controls to vary the output to suit different vehicle configurations and launch weather conditions. The semi-active technology behind these products was developed by our affiliate, Tayco Developments, Inc. Several patents have been issued to Tayco related to this type of component.

U.S. Army Gun Project

The Company recently received a development contract for an improved recoil control absorber for a new U.S. Army ordnance project. Initial prototype evaluation has successfully been completed using live-fire testing at a U.S. Army test center. Additional testing will be taking place through 2004 to qualify the new recoil absorber for production. The Company feels that this new project has a high potential for production orders due to the current emphasis being placed on the capabilities of our Army and Marine Corps land forces in the Middle East.

Space Shuttle Launch Complex Upgrade

In the Winter Newsletter the Company announced receipt of a NASA contract to upgrade equipment rooms of the Space Shuttle launch facilities at Kennedy Space Center in Florida. These large rooms house electronic systems that must be protected against the shock and vibration of Shuttle launches. In February, NASA issued the Company a second contract to outfit additional areas of the Space Center with our isolation systems.

Military Seating System Order

Over the past year our affiliate, Tayco Developments, has had numerous successful tests of a new shock isolator for use in the seats of military vehicles. Taylor Devices fabricated the experimental isolators for Tayco. We understand from Navy sources that the prototype seating systems have been used extensively in combat operations and have proved to be extremely successful.

The U.S. Navy SEALS have recently placed orders with Taylor Devices for seat isolators to back-fit all seats in their fleet of Mk V Special Operations Boats. These boats somewhat resemble World War II era Patrol Torpedo (PT) boats, and are 82 feet long, 18 feet wide, with a displacement of 57 tons. Powered by two 2,200 horsepower engines, the Navy states that the Mk V has a top speed in excess of 55 MPH, with a range exceeding 500 miles. Its primary mission is to carry Special Operations Forces into and out of combat operations. The Mk V boats also support limited coastal patrol and enemy force interaction activities.

ITEM: TAYLOR DEVICES FEATURED IN "TAIWAN ARCHITECTURE" MAGAZINE

The U.S. trade publications "Architectural Record" and "Engineering News Record" are considered at the forefront of the U.S., Canadian, and Mexican building construction fields. Other countries have similar publications, and "Taiwan Architecture" is the ranking publication in this field for the Republic of China.

The most recent issue of this publication stresses new approaches to seismic design, and includes several articles on new building projects in Taiwan using Taylor Dampers. Excellent closeup photographs of the Company's dampers are featured. Articles are included on the dampers in the Taishin Bank Buildings, the Buddhist Church Headquarters, the Tzu Chi Hospital, the Grand Master Condominiums, and the Gutai Construction Condominiums. The magazine's editorial section also includes a discussion on damping and code policy for structures in Taiwan by several practicing engineers and professors from the Taiwan National Center for Research in Earthquake Engineering. Taiwan is a country noted for extremely high seismic activities, with frequent earthquakes of magnitude 5.0 and higher.

The Company hopes that this favorable publicity will lead to future projects both in Taiwan and the rapidly developing Asian countries.

                                                            By: s/Douglas P. Taylor
                                                                  Douglas P. Taylor
                                                                  President